# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EVERQUOTE INC, CIK 0001640428
CUSIP: 30041R108
Title of class of securities: Class A Stock
Address of issuer's principal executive offices: 141 PORTLAND STREET, CAMBRIDGE, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002052113

## Reporting persons
- BlackRock Portfolio Management LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,438,593; shared voting power 0; sole dispositive power 1,592,093; shared dispositive power 0; aggregate amount beneficially owned 1,592,093 (5.01% of the class)

## Item 1. Issuer
Name of issuer: EVERQUOTE INC
Address of issuer's principal executive offices: 141 PORTLAND STREET CAMBRIDGE MA 02139

## Item 2. Person Filing
Name of person filing:
BlackRock Portfolio Management LLC

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by certain business units (collectively, the "Reporting Business Units") of BlackRock, Inc. and its subsidiaries and affiliates. It does not include securities, if any, beneficially owned by other business units whose beneficial ownership of securities are disaggregated from that of the Reporting Business Units in accordance with such release.
Address of principal business office or, if none, residence: BlackRock Portfolio Management LLC, 50 Hudson Yards New York, NY 10001
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1592093
Percent of class: 5.01
Sole power to vote or to direct the vote: 1438593
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1592093
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of EVERQUOTE INC. No one person's interest in the common stock of EVERQUOTE INC is more than five percent of the total outstanding common shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 24: Power of Attorney Exhibit 99: Item 7

## Signatures
- BlackRock Portfolio Management LLC: Spencer Fleming, Managing Director (07/17/2026)